FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of May 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                  Form 40-F             X

                     ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                              No              X
                     ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

Documents Included as Part of this Report:


No. Document
1. Cedara Software Corp. Management's Discussion and Analysis and Financial Statements - Third Quarter Fiscal Year 2005.

                                                                 Document No. 1

                               [GRAPHIC OMITTED]

                               C E D A R A (TM)
                             Software with Vision




                       Management Discussion and Analysis
                                       &
                              Financial Statements









                         Third Quarter Fiscal Year 2005

                                 www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

This Management Discussion and Analysis ("MD&A") was prepared as of April 27th, 2005 and should be read in conjunction with Cedara Software Corp.'s ("Cedara" or the "Company") unaudited Consolidated Interim Financial Statements and the notes thereto for the three and nine months ended March 31, 2005 and the MD&A and the Consolidated Financial Statements and the notes thereto for the year ended June 30, 2004. All financial information is presented in Canadian dollars unless otherwise noted. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").

Additional information about Cedara, including copies of continuous disclosure materials such as the Company's annual information form is available on Cedara's website at http://www.cedara.com, or the SEDAR website at http://www.sedar.com.

OVERVIEW OF THE COMPANY

Overview of the Business of the Company

Established in 1982, Cedara Software Corp. is a leading independent provider of medical technologies used worldwide by key medical device manufacturers, healthcare information technology companies, hospitals, imaging centres, and medical clinics.

Cedara's Technologies and Markets

Many of Cedara's innovative medical technologies are sold through major healthcare device manufacturers and information technology providers, including GE, Siemens, Philips, Toshiba, Hitachi, Analogic and Cerner. Cedara also has one of the largest radiology group, mid-size hospital and imaging centre customer bases in the United States, as a result of the acquisition of eMed Technologies Corporation ("eMed") completed on October 8, 2004.

Through the years, Cedara's software has been deployed in thousands of hospitals and clinics worldwide, including prestigious facilities such as Johns Hopkins University School of Medicine; Shands Hospital, University of Florida; University of California, Los Angeles; Lund University in Sweden; and University Hospital of Geneva, Switzerland.

Cedara is unique in that its advanced medical imaging technologies are used in all aspects of clinical workflow including:

o    The operator consoles of many medical imaging devices

o    Picture Archiving and Communications Systems (PACS)

o Sophisticated clinical applications that further analyze and manipulate images

o    The use of imaging in computer-assisted therapy

Cedara is also unique in another way: it has expertise and technologies that span all the major digital imaging modalities and related subspecialties, including magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, digital X-ray, ultrasound, mammography, cardiology, angiography, and fluoroscopy.

The Company generates revenue in four ways:

o    by developing and licensing its software technology and products;

o by providing custom engineering services to healthcare equipment manufacturers;

o through developing, selling and installing image management solutions to customers; and

o    through service and support provided to its customers.

As with many software companies, the Company is reliant on individual transactions that can be material in any given quarter. In addition, the quarterly revenue and earnings of the Company can fluctuate materially between quarters, principally due to the timing of license contract renewals.

The Company anticipates that the healthcare imaging software market will continue to grow over the next several years. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, Original Equipment Manufacturers ("OEM") sales contracts, and long sales cycles. To help mitigate the Company's reliance on large, OEM sales contracts, the Company has taken steps to add a new sales channel directly to hospitals, imaging centres and radiology groups. Additionally, on October 8, 2004, the Company completed the acquisition of eMed, a privately-held provider of PACS and web-based medical imaging radiology solutions. Now a wholly-owned subsidiary of Cedara, eMed is a complementary addition to the Company. eMed's sizable installed base of hospitals and imaging centres across the United States provides an opportunity for the eMed sales force to promote Cedara's clinical applications and image management technologies. At the same time, Cedara would use its extensive global channel to promote eMed solutions worldwide. The Company considers that the acquisition has provided an opportunity to capture greater market share and develop better product capabilities by leveraging the strengths of two leading solution providers in the medical information management market.

On January 17, 2005, the Company entered into a definitive agreement to merge in an all-stock transaction with Merge Technologies Incorporated ("Merge eFilm"), a leading global healthcare software and services company. Pursuant to the merger agreement, Merge eFilm will issue either 0.587 Merge eFilm common shares, or 0.587 shares of a newly created class of Canadian exchangeable shares for each Cedara common share. The transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions. A special meeting of the Company's shareholders to consider the transaction with Merge eFilm is scheduled for May 24, 2005. Upon completion of the transaction, the combined company will bring one of the most comprehensive image and information management solution sets to manage clinical and business workflow to the diagnostic OEM and end user markets. Management believes that the combined company will have an extensive healthcare imaging product suite to meet the current and emerging needs of OEMs and end user customers and radiology and clinical specialties.

The Company intends to continue to maximize existing revenue opportunities, and to build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company intends to continue to monitor its costs and continue to generate positive quarterly operating cash flows. The operating results of the Company for the nine month period ended March 31, 2005 include the impact of the eMed acquisition and its operating results from October 8, 2004 to March 31, 2005.

Principal Products and Services

The Company believes it has one of the most diverse product and service offerings of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images, sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities and is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and approximately 6,400 PACS workstations have been licensed to date. Additionally, upon acquisition of eMed, the Company significantly increased its end user customer base of radiology groups, mid-size hospitals and imaging centres primarily across the United States.

In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating these diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.

THIRD QUARTER FISCAL 2005 BUSINESS HIGHLIGHTS

Significant events and actions taken in the third quarter of fiscal 2005 include:

Corporate Highlights

o On January 17, 2005, the Company entered into a definitive agreement to merge in an all-stock transaction with Merge eFilm, a leading global healthcare software and services company. Upon completion of the transaction, the combined company will bring one of the most comprehensive image and information management solution sets to manage clinical and business workflow to the diagnostic OEM and end user markets. Merge eFilm will issue either 0.587 Merge eFilm common shares, or 0.587 shares of a newly created class of Canadian exchangeable shares for each Cedara common share. The transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions. A special meeting of the Company's shareholders to consider the transaction with Merge eFilm is scheduled for May 24, 2005.

o The Company announced $100,000 donation to Save the Children Canada in support of Asian Tsunami Relief.

Operations

o On February 17, 2005, the Company announced the introduction of time-saving ImageSnap technology at the Annual Meeting of the American Academy of Orthopaedic Surgeons (AAOS). The technology introduces cutting-edge image processing techniques to streamline orthopaedic planning through automatic detection and measurement of anatomical structures.

o The Company showcased a comprehensive set of new clinical workflow solutions at the 2005 European Congress of Radiology (ECR), held March 4 to 8 in Vienna, Austria. The Company demonstrated solutions included a wide range of PACS-ready clinical packages that allow radiologists and other specialists to launch orthopaedic planning, digital mammography screening, 3D, multi-detector CT, PET/CT and other applications, from a single PACS workstation - eliminating the costly use of multiple workstations.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the unaudited Consolidated Interim Financial Statements and notes thereto, and this Management Discussion and Analysis, may constitute forward-looking statements within the meaning of securities laws. When used in these documents, the words, "may", "will", "should", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue", "expect" or similar expressions, concerning matters that are not historical facts, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the healthcare imaging software market and market share, relating to the Company's expectations concerning its licensed software products, relating to the Company's expectations as to revenues, costs and cash flows, relating to the sufficiency of capital to meet working capital and capital expenditure requirements, relating to the acquisition of eMed and related to the merger with Merge eFilm are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

o    Dependence on major customers,
o    Reliance on individual contracts,

o    Fluctuations in quarterly financial results,
o    Dependence on key personnel,
o    Intense competition,
o    Rapid technological change,
o    Exchange rate fluctuations,
o    Risks related to international operations,
o    Dependence on intellectual property rights,
o    Regulatory clearances and approvals for new products,
o    Risks relating to product defects and product liability,
o    Adverse consequences of financial leverage,
o    Ability to service debt,
o    Continued acceptance of Cedara's products,
o    Risks related to the acquisition of eMed, and
o Risks related to the proposed merger with Merge eFilm including risks associated with obtaining regulatory and shareholder approvals without unexpected delays or conditions, timely implementation and execution of merger integration plans, retention of customers and initial employees, successfully leveraging Merge eFilm's and the Company's comprehensive product offering to the combined customer base and sustaining continued growth at rates approximating recent levels, and other risks set out in the joint proxy statement and Management Information Circular for the Merge eFilm transaction or detailed from time to time in other continuous disclosure filings of the Company. There is also no guarantee or assurance that the Company will be able to retain eMed's key employees or integrate eMed's employees, products or technologies into operations or that the Company will be able to execute a successful strategy and realize the revenue goals and control costs relating to the acquisition. All of these factors could have a material adverse impact on eMed's client base, its products and/or the consolidated business operations. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Forward-looking statements contained in the unaudited Consolidated Interim Financial Statements and notes thereto and this Management Discussion and Analysis are based on the Company's current estimates, expectations and projections, which the Company believes are reasonable as of the current date. A reader should not place undue importance on forward-looking statements and should not rely upon them as of any other date. The Company does not intend, and does not assume any obligation, to update these forward-looking statements at any particular time.

RESULTS OF OPERATIONS

For the third quarter of fiscal 2005 ended March 31, 2005 ("Q3 fiscal 2005"), the Company recorded net income of $6.2 million or $0.20 per share ($0.18 per share on a diluted basis). This compares to a net income of $5.1 million or $0.20 per share ($0.18 per share on a diluted basis) for the quarter ended March 31, 2004 ("Q3 fiscal 2004").

For the nine months ended March 31, 2005, the Company recorded net income of $14.3 million or $0.45 per share ($0.43 per share on a diluted basis) compared to a net income of $10.7 million or $0.43 per share ($0.38 per share on a diluted basis) in the nine month period ended March 31, 2004.

The increase in net income was primarily a result of increased profits from organic growth and the impact of the Company's acquisition of eMed.

RESULTS OF CONTINUING OPERATIONS

During Q3 fiscal 2005, revenue increased by 81% to $24.4 million from $13.5 million recorded in Q3 fiscal 2004. Net income for Q3 fiscal 2005 increased by 21% to $6.2 million compared to $5.1 million in Q3 fiscal 2004. Included in the net income for the quarter are $1.2 million of costs incurred towards the proposed merger with Merge eFilm and $0.9 million of adjustments relating to purchase accounting for amortization of acquired intangible assets and deferred revenue. Excluding the impact of the merger expenses and purchase accounting adjustments, net income for Q3 fiscal 2005 increased by 62% compared to Q3 fiscal 2004.

Revenue year-to-date was up 67% at $59.7 million from $35.7 million a year ago. Net income for the nine months ended March 31, 2005 increased 34% to $14.3 million or $0.45 per share ($0.43 per share on a diluted basis) from $10.7 million or $0.43 per share ($0.38 per share on a diluted basis) recorded in the first nine months of the prior year. Net income year-to-date includes $1.2 million of merger expenses and eMed results including the impact of $1.9 million of purchase accounting adjustments, neither of which were included in the comparative period. The prior year-to-date net income includes a $1.2 million recovery of employee loans.

Revenue by Product Category (in millions of dollars, except percentages)

=====================================================================================================================

                                             Three Months             Nine Months                 Variance
                                            Ended March 31           Ended March 31          Increase/(Decrease)
                                            --------------           --------------          -------------------
                                                                                             Three          Nine
                                          2005         2004        2005         2004        Months         Months
---------------------------------------------------------------------------------------------------------------------
Software licenses                     $   13.2      $   9.7    $   32.3     $   23.0          36%           41%
Engineering services                       2.1          2.9         8.6          8.9         (29%)          (3%)
Solutions and workstations                 5.3            -        11.3            -         100%          100%
Support services and other                 3.8          0.9         7.5          3.8         348%           95%
---------------------------------------------------------------------------------------------------------------------
Total                                 $   24.4      $  13.5    $   59.7     $   35.7          81%           67%
=====================================================================================================================

The revenue increase in Q3 fiscal 2005 was driven primarily by a $3.5 million increase in software license revenue and the inclusion of $8.1 million of solution and workstations sales and related support services revenue as a result of selling directly to hospitals, imaging centres and medical clinics. Three customers accounted for 40% of the overall revenue during Q3 fiscal 2005, compared to two customers accounting for 60% of overall revenue in Q3 of 2004. The diversification of the Company's customer base provided by the acquisition of eMed and the increase in the number of new software license arrangements entered into during the fiscal 2005 to-date have contributed to lowering the risk of customer concentration.

The increases of $3.5 million and $9.3 million in software license revenue for the three and nine month periods ended March 31, 2005 are primarily a result of organic growth resulting from new software license arrangements with existing and new customers. The Company continues to generate new software license revenue from existing technologies and from new technology offerings introduced during fiscal 2005.

Engineering services revenue was $0.8 million or 29% lower in Q3 fiscal 2005 than in Q3 fiscal 2004. Revenue derived from engineering services varies by the number of active contracts and the individual characteristics of each contract, including contract life cycles. In Q3 fiscal 2005, 10 active engineering services contracts generated revenue of $2.1 million, two of which were new contracts that were not active in the same period last year. In Q3 of fiscal 2004, 12 active contracts produced revenue of $2.9 million.

On a year-to-date basis, engineering services revenue decreased marginally by 3% or $0.3 million compared to the same period last year. The number of active contracts over the first nine months of fiscal 2005 was 13 compared to 15 active contracts for the same period in the prior year. Engineering services contracts continue to migrate towards smaller and shorter-term contracts. The Company continues to invest resources in partnering with various organizations and offering competitive engineering services to attract new business under this revenue category, which often results in the development of new technologies.

Solutions and workstations revenue includes bundled software and hardware PACS solutions and bundled software and hardware specialty workstations. The $5.3 million increase in solutions and workstation revenue in Q3 of 2005 and the $11.3 million increase year-to-date in fiscal 2005, reflects predominantly revenue growth from the acquisition of eMed. Prior to the acquisition of eMed in October 2004, the Company generally did not offer bundled software and hardware workstations or bundled PACS solutions and generally licensed technology on a software-only basis.

Support services and other revenue comprises support and service contracts associated with solutions and workstations sales and software license sales. Support services and other revenue was higher by $2.9

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million in Q3 and $3.7 million in year-to-date fiscal 2005 as compared to the same periods last year. Organic support service revenue was maintained at the same level compared to the prior year, but was accompanied by the significant positive impact of the inclusion of support services revenue from the acquisition of eMed.

Revenue by Geographic Region (in millions of dollars, except percentages)

==============================================================================================================
                                     Three Months              Nine Months                Variance
                                    Ended March 31             Ended March 31         Increase/(Decrease)
                                    --------------             --------------         -------------------
                                  2005          2004         2005         2004     Three Months  Nine Months
--------------------------------------------------------------------------------------------------------------
United States                 $   15.5       $   2.1     $   37.4     $   12.0         640%         212%
Asia                               8.5           4.2         19.8         10.8         103%          84%
Europe                             0.4           7.2          2.5         12.9         (94%)        (81%)
--------------------------------------------------------------------------------------------------------------
Total                         $   24.4       $  13.5     $   59.7     $   35.7          81%          67%
==============================================================================================================

Increased revenue from United States customers for the three and nine months ended March 31, 2005 was due primarily to the acquisition of eMed and an increase in software license revenue. Virtually all of eMed's revenue is derived from customers in the United States. The increase in revenue from Asia represents primarily increased software licenses revenue for both the current quarter and the year-to-date. Revenue from Europe decreased $6.8 million for the quarter and $10.4 million year-to-date compared to the same periods in the prior year primarily due to the impact of $6.7 million technology agreement entered into with Siemens during Q3 fiscal 2004, the completion of a large custom engineering project at the beginning of Q3 fiscal 2004 and a large European software licensing arrangement recognized in the first quarter of fiscal 2004.

Gross Margin

Gross margin continued to be strong at $18.3 million or 75% of revenue in Q3 fiscal 2005, an increase of $7.6 million or 71% compared to $10.7 million or 80% of revenue in Q3 fiscal 2004. Gross margin on a year-to-date basis for fiscal 2005 was $44.6 million or 75% of revenue compared to $28.0 million or 78% of revenue in the same period in fiscal 2004. The gross margin of the Company is heavily influenced by the relative mix of software license revenue compared to other revenue sources, as software license gross margins are considerably higher. Solutions and workstation sales include an element of hardware, which carries a lower gross margin compared to software-only sales. Direct costs include personnel and other costs related to delivering engineering services, third-party software costs associated with software licenses, hardware costs, personnel-related support services costs and other direct costs such as commissions and sales-related taxes.

The decline in gross margin percentage for both the current quarter and the nine month period ended March 31, 2005 was attributable in part to the increase in solutions and workstation sales, which comprised 22% of revenue in Q3 of 2005 and 19% of revenue for year-to-date fiscal 2005. The Company earns lower margins on solutions and workstation sales, due to the sale of computer hardware as part of solution revenue. The Company also incurred $0.6 million of withholding tax expense during the current quarter on software license sales to customers in Japan, compared to less than $0.1 million in Q3 of fiscal 2004. Gross margin was also adversely impacted by the inclusion of amortization of purchased technology of $0.2 million and $0.3 million for the three and nine month period ended March 31, 2005 respectively.

Operating Expenses

Operating expenses in Q3 of fiscal 2005 include the impact of eMed operations, which are not included in the comparative periods.

Total operating expenses for Q3 fiscal 2005 were $12.0 million, an increase of $6.6 million or 121% from the $5.4 million incurred in the same period of the prior year. Excluding $1.2 million of merger related expenses and the impact of the acquisition of eMed, organic expenses increased approximately 26% in Q3 fiscal 2005 compared to Q3 of the prior year. Operating expenses for the nine months ended March 31, 2005 were $30.2 million, an increase of 83% from $16.5 million incurred in the same period last year. Excluding the $1.2 million gain on settlement of shareholder loans in Q2 of the prior year, merger expenses and the impact of the acquisition of eMed, year to date fiscal 2005 organic expenses increased approximately 22% compared to the prior year to-date period. The increase reflects the Company's increased spending on sales and marketing efforts and certain non-recurring general and administrative costs.

Research and development costs were $3.0 million for Q3 fiscal 2005 compared to $2.0 million for the same period last year, up 54% or $1.0 million. On a year-to-date basis, research and development costs increased $1.5 million or 23% compared to the same period last year. The increase is attributable primarily to higher employee related costs as a result of the acquisition of eMed and the expensing of costs relating to stock based compensation. Research and development costs for Q3 fiscal 2005 represent 13% of revenue in the quarter, as compared to 15% of revenue in the same period in the prior year. The Company continues to invest research and development resources in new software technologies, partnering with various organizations and in maintaining and enhancing the Company's existing line of products and technologies.

Sales and marketing expenses mainly consist of salaries, other employee related costs, travel expenses and trade show expenses associated with promoting, managing, selling and marketing of the Company's products and services. Sales and marketing costs for Q3 fiscal 2005 were up $2.3 million and were up $5.2 million year-to-date compared to the same periods in previous year. The increases were due primarily to additional sales and marketing resources added as a result of the acquisition of eMed, adding direct-to-end user sales staff in the fourth quarter of fiscal 2004, the new business operation in Shanghai, China, participation in trade shows during Q3 fiscal 2005 and stock based compensation costs. The Company continues to increase its spending on sales and marketing efforts in the area of new sales personnel and increased participation in trade shows, with a view to expand its sales and new business opportunities.

General and administrative expenses consist primarily of salaries and other employee related costs of administrative personnel, professional fees, investor related costs, insurance costs and facilities related expenditures. General and administrative costs increased 67% or $1.2 million in Q3 fiscal 2005 and $2.9 million or 56% on a year-to-date basis, compared with the same periods of the previous year. The increases in Q3 fiscal 2005 as compared to same period in the prior year are primarily due to inclusion of eMed expenses as a result of the acquisition, increased stock exchange listing fees due to increased market capitalization, stock-based compensation expense and a marginal increase in employee related expenses. In addition, increases in year-to-date expenses were attributable to increased commercial legal expenses, and costs related to entering into the new banking relationship.

Other charges increased $1.3 million in Q3 of fiscal 2005 and $2.6 million year-to-date compared to the same period in the prior year. Included in other charges for the quarter were $1.2 million of costs incurred by the Company as a result of the proposed merger with Merge eFilm. Excluding the impact of the merger expenses, other charges increased by $0.1 in Q3 fiscal 2005, on a comparative basis. The fiscal 2004 year to date charges of $0.2 million included a recovery of $1.2 million against provisions for share purchase loans to the former CEO and other former employees. Excluding the impact of the loan recovery from the prior year, year to date fiscal 2005 expenses increased $1.4 million which is primarily attributable to foreign exchange losses. The Company incurred foreign exchange losses of $0.2 million in Q3 fiscal 2005 compared to no loss or gain in Q3 of the prior year. Foreign exchange losses for the nine months ended March 31, 2005 were $1.4 million compared to $0.5 million in the prior period. The foreign exchange loss is attributable to the decline in United States Dollar with respect to the Canadian dollar. Generally, the foreign exchange gains or losses include unrealized translation changes on the Company's accounts receivable balances, bank indebtedness and cash equivalents denominated in United States dollars due to the changes in the United States dollar compared to the Canadian dollar. Substantially all of the Company's revenue is billed and received in United States dollars.

Intangible asset amortization increased $0.6 million in Q3 fiscal 2005 and $1.1 million year to date fiscal 2005 as compared to the same period in the prior year due to $0.6 million and $1.2 million of amortization charges resulting from the eMed acquisition in the current quarter and year to date, respectively. Included in direct costs for the three and nine months ended March 31, 2005 are $0.2 million and $0.3 million respectively of charges relating to amortization of purchased technology. Depreciation and amortization charges decreased in fiscal 2005 compared to the same period in the prior year primarily due to deferred development costs becoming fully amortized in fiscal 2004. The Company has not needed to sustain the level of capital asset investment of previous fiscal years, resulting in certain capital assets becoming fully depreciated.

QUARTERLY OPERATING RESULTS

The following table summarizes selected unaudited quarterly operating results for each of the eight most recent quarters ended on the dates indicated below. This information should be read in conjunction with the Company's quarterly unaudited and annual audited consolidated financial statements (including notes). The operating results for each quarter are not necessarily indicative of results for any future period, and should not be relied on to predict the Company's future performance.


===================================================================================================================================
Summary Table of Unaudited Quarterly Operating Results
-----------------------------------------------------------------------------------------------------------------------------------
(In millions of dollars       March 31,     Dec. 31     Sept. 30,     June 30,    March 31,    Dec. 31,     Sept. 30,    June 30,
except share amounts)            2005         2004         2004          2004        2004         2003         2003         2003
-----------------------------------------------------------------------------------------------------------------------------------

Revenue                     $    24.4    $    23.0    $    12.3    $    14.7    $    13.4    $    12.1    $    10.1   $     6.6
Net income (loss) from
continuing operations       $     6.2    $     4.9    $     3.2    $     4.9    $     5.1    $     4.0    $     1.6   $    (3.7)
Income (loss) from
discontinued operations     $       -      $     -      $     -     $      -     $      -     $   (0.1)   $     0.1   $       -

Net income (loss)           $     6.2    $     4.9    $     3.2    $     4.9    $     5.1    $     3.9    $     1.7   $    (3.7)

Earnings (loss) per share
from continuing operations:
     Basic                  $    0.20    $    0.16    $    0.10    $    0.16    $    0.20    $    0.16    $    0.07   $   (0.15)
     Diluted                $    0.18    $    0.15    $    0.10    $    0.15    $    0.18    $    0.14    $    0.06   $   (0.15)
Earnings (loss) per share:
     Basic                  $    0.20    $    0.16    $    0.10    $    0.16    $    0.20    $    0.16    $    0.07   $   (0.15)
     Diluted                $    0.18    $    0.15    $    0.10    $    0.15    $    0.18    $    0.14    $    0.06   $   (0.15)

Weighted average shares
outstanding:
     Basic                 31,680,694   31,503,201   31,378,091   31,043,959   26,007,932   24,168,495   24,157,621  24,157,621
     Diluted               33,801,761   33,370,845   33,485,858   33,341,097   28,749,093   27,762,206   26,427,255  24,157,621
===================================================================================================================================

The operating results of the Company as at March 31, 2005 and December 31, 2004 include the impact of the eMed acquisition and its operating results from January 1, 2005 and October 8, 2004 respectively. Historically, the Company's operating results have fluctuated on a quarterly basis and the Company expects that quarterly financial results will continue to fluctuate in the future. Fluctuations in results relate to several external factors including the timing of sales and contract renewals with large OEM customers which may place large single orders in any one quarter and due to fluctuations in exchange rates.

Off-Balance Sheet Arrangements

In the normal course of its business, the Company is expected to perform its obligations under contractual business arrangements with its customers and suppliers. There are no commitments for capital expenditures or any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

RESULTS OF DISCONTINUED OPERATIONS

During the first two quarters of fiscal 2005, the Company provided services and licenses to Carl Zeiss Inc. ("Zeiss") in final settlement of non-cash liabilities under the terms of a settlement agreement between Zeiss and the Company. Discontinued operations of the Company are now finalized. Further details on discontinued operations can be found in note 6 to the Unaudited Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions require management's most difficult, subjective or complex judgments, about the effect of matters that are inherently uncertain. As a result, the amounts reported for these items could be different if different assumptions were used, or if conditions change in the future.

Allowance for doubtful accounts

The Company maintains allowances for losses that it expects will result from customers who do not make their contractually required payments. The allowance is estimated based on the likelihood of recovering the accounts receivable. The estimate is based on past experience, taking into account current and expected collection trends.

If economic conditions decline and customer losses increase, the allowance for doubtful accounts will increase by recording an additional expense to the statement of operations.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets and intangible assets is measured by comparison of their carrying amount with the undiscounted projected future net cash flows that the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a write down equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to have been impaired and the second step of the impairment test becomes unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations.

The determination of impairment requires that management make estimates and exercise judgment in evaluating the fair value of goodwill. In order to do this, the Company identifies the reporting unit associated with the goodwill and assesses the value of the goodwill in the context of that reporting unit.

Income Taxes

The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities. As outlined in note 17 to the Company's audited consolidated annual financial statements for the year ended June 30, 2004, a full valuation allowance has been taken against all future tax assets of the Company, resulting in no future tax asset being recorded in the financial statements.

ADOPTION OF ACCOUNTING POLICIES

Effective July 1, 2004, the Company adopted CICA Section 1100, "Generally Accepted Accounting Principles" and 1400 "General Standards of Financial Statement Presentation", which establish standards for financial reporting and financial statement presentation in accordance with GAAP. The standards define primary sources of GAAP and require that an entity apply every relevant primary source. The adoption of these standards did not have a material impact on the Company's financial statements.

Effective July 1, 2004, the Company adopted the CICA Accounting Guideline (AcG) 13, "Hedging Relationships". This guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes certain criteria for the application of hedge accounting and the discontinuance of hedge accounting. EIC 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", requires that any derivative financial instrument not designated as an AcG 13 compliant hedge relationship be measured at fair value with changes in fair value recorded in current income. The Company did not enter into any hedging contracts during the three and nine month periods ended March 31, 2005.

Beginning Q2 fiscal 2005, as a result of the acquisition of eMed, the Company included in its accounting policies, a revenue recognition policy related to sales of electronic medical imaging system solutions and workstations.

Under this policy, the Company recognizes revenue from the sale of hardware transactions, solutions and workstations where software is incidental in accordance with Emerging Issues Committee ("EIC") abstract 141 - Revenue Recognition and EIC 142 - Revenue Arrangements with Multiple Deliverables which, in the Company's circumstances, is not materially different from the amounts that would be determined under the provisions of Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as amended by SAB No. 104, which incorporates the provision regarding revenue arrangements with multiple deliverables as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue from solution and workstation sales is recognized upon shipment to the customer provided that evidence of an arrangement exists, fees are fixed or determinable, title and risk of loss has passed to the customer, collection of the related receivable is probable, and there are no customer acceptance provisions. The majority of these arrangements also contain installation services.

For arrangements in which a portion of the solution and workstation sales price is not due until customer acceptance, the Company recognizes such portion only upon obtaining customer acceptance. In the event uncertainty exists about customer acceptance of product sales such as acceptance criteria or greater than 50% of the sales price is not due until customer acceptance, the entire sales price is deferred until acceptance occurs. Customer payments received in advance of product shipments are recorded as deferred revenue. The Company's results for the current quarter include revenues recognized from sales of solutions and workstations.

Effective January 1, 2005, the Company adopted CICA Accounting Guideline (AcG) 15, "Consolidation of Variable Interest Entities" which provides guidance for determining when an enterprise includes the assets, liabilities, and results of activities of entities that are subject to control on a basis other than ownership of voting interest (a "variable interest entity"). The adoption of this guideline had no material impact on the Company's financial position, results of operations, or cash flows.

LIQUIDITY AND CAPITAL RESOURCES


The Company's consolidated balance sheets as at March 31, 2005 and June 30, 2004 are summarized as follows:

Consolidated Balance Sheets


============================================================================================================================
                                                                           March 31, 2005             June 30, 2004
(In millions of dollars)
----------------------------------------------------------------------------------------------------------------------------
Current assets of continuing operations                                 $        57.7                 $    60.0
Less:    Current liabilities of continuing operations                           (26.9)                     (5.1)
----------------------------------------------------------------------------------------------------------------------------
Working capital of continuing operations                                         30.8                      54.9
Current liabilities of discontinued operations                                    -                        (1.0)
----------------------------------------------------------------------------------------------------------------------------
Working capital                                                                  30.8                      53.9

Capital assets                                                                    2.2                       2.2
Long-term investments                                                             2.8                       0.5
Goodwill                                                                         33.7                       9.1
Intangible assets                                                                11.6                       0.4
----------------------------------------------------------------------------------------------------------------------------
                                                                        $        81.1                 $    66.1
----------------------------------------------------------------------------------------------------------------------------

Represented by:
Long-term liability                                                     $         0.1                 $     -
Shareholders' equity                                                             81.0                      66.1
----------------------------------------------------------------------------------------------------------------------------
                                                                        $        81.1                 $    66.1
============================================================================================================================

At March 31, 2005, the Company had working capital of $30.8 million, a reduction of $23.1 million over the working capital position at June 30, 2004. The reduction was primarily due to the acquisition of eMed in Q2 fiscal 2005 for net cash of $36.8 million (including transaction costs) which resulted in net current assets, goodwill and intangible assets included in the Company's balance sheet. The Company expects that working capital will improve and strengthen as a result of consistent positive operating cash flows and sustained profitability. Compared to Q2 fiscal 2005, the working capital position of the Company has improved by $6.1 million during the quarter. Liquidity of the Company is expected to be sustained principally through cash provided by operations, with short-term investments and highly liquid cash-equivalent instruments available to provide additional sources of cash.

Continuing operating activities provided cash of $7.2 million in Q3 fiscal 2005, consistent with the cash generated in Q3 fiscal 2004. The cash provided from operating activities in Q3 fiscal 2005 resulted mainly from $7.8 million of cash generated from operations before working capital changes, an increase of $2.3 million compared to the same period in the prior year, partially offset by a decrease in working capital changes of $0.5 million. Continuing operating activities provided cash of $8.7 million year-to-date, compared to $7.8 million of cash generated in the prior period. The cash generated was a result of $18.3 million of cash generated from operations before working capital changes and offset partially by an increase in accounts receivable balances.

Investing activities consumed cash of $0.4 million in Q3 fiscal 2005 and $26.3 million year to date compared to cash used of $0.2 million and $0.7 million in the same periods of the prior fiscal year, respectively. The cash usage during the nine month period ended March 31, 2005 reflects primarily the net cash purchase price of eMed of $36.8 million which was partly financed by the liquidation of short-term investments of $11.0 million and the $17.8 million draw on the Company's acquisition credit facility as discussed below.

Financing activities for the current quarter consumed cash of $4.5 million. This compares to cash generated of $39.0 million in Q3 fiscal 2004. The cash used in financing activities in the current quarter reflects primarily the repayment of $5.1 million towards the bank credit facility which was used to partly finance the acquisition of eMed and offset by $0.7 million from the issue of shares on exercise of employee stock options. Cash generated in the same period of the prior year reflects primarily the cash inflow from the issuance of shares under an equity financing. Cash generated of $15.3 million from financing activities during the nine months ended March 31, 2005, reflects primarily the net cash inflow from the bank credit facility and cash received on exercise of employee stock options.

On October 8, 2004 the Company entered into a $29.8 million credit facility with RBC. Under the credit facility, RBC provided an acquisition term facility of up to $22.5 million to allow Cedara to finance part of the acquisition of all of the issued and outstanding shares of eMed on October 8, 2004. The Company accessed $17.8 million of the available $22.5 million to consummate the acquisition of eMed. The remaining unused portion of the acquisition term facility was then cancelled. The new credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to $7.3 million for purposes of financing Cedara's general operating requirements, and facilitating foreign exchange transactions. At the same time, the Company's operating line of credit of $14.0 million with the National Bank of Canada was cancelled. Under the terms of the credit facility, the Company is required to obtain RBC's written consent prior to completing the proposed merger with Merge eFilm. The Company expects that it would either obtain RBC's consent or repay all bank indebtedness prior to the formal completion of the merger.

As of March 31, 2005, the Company's principal sources of liquidity consisted of cash and cash equivalents of $36.6 million, accounts receivable of $16.9 million, the bank credit facility as described above, and ongoing future operating cash flows. The Company's cash requirements in the short-term relate to the ongoing funding of its operations and growth initiatives and management believes the results of the above will provide sufficient operating cash flows to meet the Company's cash requirements for at least the next twelve months.

The Company intends to use the cash resources available to finance any future working capital needs that cannot be met through cash provided from operations. In the interim, the Company intends to invest the funds in short-term, investment grade, interest bearing securities, in government securities or in bank accounts.


CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)
________________________________________________________________________________

===========================================================================================================================
                                                                         March 31, 2005           June 30, 2004
---------------------------------------------------------------------------------------------------------------------------
                                                                               (Unaudited)

Assets
Current assets
       Cash and cash equivalents                                         $        36,640          $      40,510
       Short-term investments                                                          -                 10,902
       Accounts receivable                                                        16,907                  7,449
       Inventory                                                                   1,792                    268
       Prepaid expenses and other assets                                           2,377                    881
       --------------------------------------------------------------------------------------------------------------------
                                                                                  57,716                 60,010

Capital assets                                                                     2,189                  2,201
Long-term investments (note 3)                                                     2,839                    510
Intangible assets                                                                 11,623                    373
Goodwill (note 4)                                                                 33,682                  9,053
---------------------------------------------------------------------------------------------------------------------------
                                                                         $       108,049          $      72,147
===========================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities
       Bank indebtedness (note 5)                                        $        12,700          $          -
       Accounts payable and accrued liabilities                                    8,820                 4,207
       Deferred revenue                                                            5,360                   861
       Current liabilities of discontinued operations (note 6)                         -                   986
       --------------------------------------------------------------------------------------------------------------------
                                                                                  26,880                 6,054

Long-term liability                                                                  201                     -
Non-current portion of provision for loss on sublease                                  8                    44

Shareholders' equity
       Capital stock                                                             163,587               161,536
       Contributed surplus                                                           962                   388
       Deficit                                                                   (81,545)              (95,875)
       Cumulative translation adjustment                                          (2,044)                    -
       --------------------------------------------------------------------------------------------------------------------
                                                                                  80,960                66,049
---------------------------------------------------------------------------------------------------------------------------
                                                                          $      108,049          $     72,147
===========================================================================================================================

See accompanying notes to unaudited consolidated financial statements


CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)
________________________________________________________________________________

===========================================================================================================================
                                                                     Three Months Ended            Nine Months Ended
                                                                          March 31                     March 31
                                                                  ---------------------------------------------------------
                                                                     2005          2004          2005           2004
---------------------------------------------------------------------------------------------------------------------------

Revenue                                                           $  24,395    $  13,450     $   59,709     $  35,701

Direct costs                                                          6,062        2,737         15,148         7,708
---------------------------------------------------------------------------------------------------------------------------

Gross margin                                                         18,333       10,713         44,561        27,993

Expenses:
       Research and development                                       3,044        1,971          7,869         6,385
       Sales and marketing                                            3,400        1,068          8,675         3,480
       General and administration                                     3,093        1,848          7,992         5,133
       Severance costs (recovery)                                       171           64            586          (120)
       Other charges (note 9)                                         1,320           22          2,882           240
       Amortization of intangible assets                                647           47          1,248           149
       Depreciation and amortization                                    330          409            987         1,262
       --------------------------------------------------------------------------------------------------------------------
                                                                     12,005        5,429         30,239        16,529

---------------------------------------------------------------------------------------------------------------------------

Income before interest expense                                        6,328        5,284         14,322        11,464

Interest expense, net                                                   115          156             27           758

---------------------------------------------------------------------------------------------------------------------------

Income from continuing operations                                     6,213        5,128         14,295        10,706

Income from discontinued operations (note 6)                              -            -             35             -
---------------------------------------------------------------------------------------------------------------------------

Net income                                                        $   6,213    $   5,128     $   14,330     $  10,706
===========================================================================================================================

Earnings per share from continuing operations (note 10)
       Basic                                                      $    0.20    $    0.20     $     0.45     $    0.43
       Diluted                                                    $    0.18    $    0.18     $     0.43     $    0.38

Earnings per share (note 10)
       Basic                                                      $    0.20    $    0.20     $     0.45     $    0.43
       Diluted                                                    $    0.18    $    0.18     $     0.43     $    0.38
===========================================================================================================================

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars)
________________________________________________________________________________

===================================================================================================================================
                                                                                                                         Total
                                                                                                         Cumulative  Shareholders'
                                                                             Contributed                Translation      Equity
                                    Common Shares            Warrants          Surplus       Deficit     Adjustment   (Deficiency)
                                ----------------------------------------------------------------------------------------------------
                                  Number     Amount     Number     Amount

------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2003          24,157,621   $106,328   605,636   $  3,260      $    -   $ (111,441)     $       -     $  (1,853)

Issue of shares on exercise of
stock options                      501,992      1,624         -          -           -            -              -         1,624

Reclass of expired warrants              -          -  (200,000)      (155)        155            -              -             -

Issue of shares on exercise of
warrants                            42,000        105   (42,000)      (105)        105            -              -           105

Issue of shares on conversion
of convertible subordinated
debentures                       1,267,120      2,887         -          -           -            -              -         2,887

Issue of shares on equity
financing                        5,000,000     50,000         -          -           -            -              -        50,000

Share issue costs                        -     (2,900)        -          -           -            -              -        (2,900)

Net income for the period                -          -         -          -           -       10,706              -        10,706
-----------------------------------------------------------------------------------------------------------------------------------

Balance, March  31, 2004        30,968,733  $ 158,044   363,636   $  3,000      $  260   $ (100,735)     $       -     $  60,569
===================================================================================================================================

Balance, June 30, 2004          31,540,267   $161,536         -   $      -      $  388   $  (95,875)     $       -     $  66,049

Issue of shares on exercise of
stock options                      332,355      2,051         -          -           -            -              -         2,051

Stock-based compensation
expense (note 8)                         -          -         -          -         574            -              -           574

Net income for the period                -          -         -          -           -       14,330              -        14,330

Current period translation
adjustment                               -          -         -          -           -            -         (2,044)       (2,044)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2005         31,872,622   $163,587         -    $     -      $  962   $  (81,545)     $  (2,044)    $  80,960
===================================================================================================================================
See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
________________________________________________________________________________

======================================================================================================================
                                                                     Three Months Ended            Nine Months Ended
                                                                          March 31                     March 31
                                                                 -----------------------------------------------------
                                                                    2005          2004           2005          2004
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
      Net income from continuing operations                      $   6,213    $   5,128      $  14,295      $  10,706
      Items not involving cash:
        Depreciation and amortization                                1,131          456          2,528          1,411
        Stock based compensation expense                               330            -            574              -
        Accretion of interest on convertible subordinated
          debentures                                                     -            -              -             36
        Other                                                           85          (99)           910            241
----------------------------------------------------------------------------------------------------------------------
                                                                     7,759        5,485         18,307         12,394
----------------------------------------------------------------------------------------------------------------------

    Change in non-cash operating working capital:
        Accounts receivable                                            684          496        (10,135)        (3,372)
        Inventory                                                     (172)          20           (254)           108
        Prepaid expenses and other assets                             (413)         154           (673)          (206)
        Accounts payable and accrued liabilities                      (459)         (42)           156         (2,380)
        Deferred revenue                                              (170)       1,116          1,294          1,253
----------------------------------------------------------------------------------------------------------------------
                                                                      (530)       1,744         (9,612)        (4,597)
----------------------------------------------------------------------------------------------------------------------
                                                                     7,229        7,229          8,695          7,797
Investing activities:
      Decrease in short-term investments                                 -            -         10,902              -
      Acquisition of eMed, net of cash acquired                       (249)           -        (36,751)             -
      Proceeds from sale of investments in shares                        -            -            273              -
      Additions to intangible assets                                   (41)         (12)           (61)           (66)
      Additions to capital assets                                     (142)        (225)          (646)          (656)
      ----------------------------------------------------------------------------------------------------------------
                                                                      (432)        (237)       (26,283)          (722)
Financing activities:
      Increase (decrease) in bank indebtedness                      (5,124)      (8,944)        13,297         (9,493)
      Decrease in long-term liability                                  (36)           -            (40)             -
      Issue of shares on exercise of options                           675          775          2,051          1,624
      Issue of shares on equity financing                                -       47,100              -         47,100
      Issue of shares on exercise of warrants                            -          105              -            105
      ----------------------------------------------------------------------------------------------------------------
                                                                    (4,485)      39,036         15,308         39,336
Effect on exchange rate changes on cash and cash equivalents
                                                                       115            -         (1,555)             -
----------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing
   operations                                                        2,427       46,028         (3,835)        46,411
Change in cash and cash equivalents from discontinued
   operations (note 6)                                                   -            9            (35)          (374)

Cash and cash equivalents, beginning of period                      34,213            -         40,510              -
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                         $  36,640    $  46,037      $  36,640      $  46,037
======================================================================================================================

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

===========================================================================================================================

                                                                     Three Months Ended           Nine Months Ended
Supplemental cash flow information                                        March 31                     March 31
                                                                 ---------------------------------------------------------
                                                                    2005          2004           2005           2004
--------------------------------------------------------------------------------------------------------------------------
Cash paid for:
       Interest                                                  $     253    $     165      $     542      $     883
       Taxes                                                           240           13            271             13

Cash received for interest                                       $     138    $       9      $     515      $      22

Non-cash financing activities:

       Receipt of shares on payment of accounts receivable       $   1,813    $   1,975      $   2,602      $   2,887
==========================================================================================================================

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

1. Significant accounting policies:

   The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended June 30, 2004.

   Management believes these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at March 31, 2005 and the results of its operations and its cash flows for the three and nine months ended March 31, 2005 and 2004. Results for the three and nine months ended March 31, 2005 are not necessarily indicative of the results to be expected for the entire year or for any other interim period.

   The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted:

           (a) Principles of consolidation:

               On October 8, 2004, Cedara acquired all of the issued and outstanding shares of eMed Technologies Corporation ("eMed"). This acquisition was accounted for using the purchase method (note 2). The Company's interim consolidated financial statements include operating results of eMed from the date of acquisition. The functional currency of eMed is the United States dollar and is accounted for as a self-sustaining foreign operation. As such, assets and liabilities are translated into the Company's Canadian dollar reporting currency at the rate of exchange in effect at the balance sheet date while revenue and expense items are translated into Canadian dollars at the rate of exchange in effect on the dates on which such items are recognized in income during the period. All significant inter-company balances and transactions have been eliminated on consolidation.

           (b) Revenue recognition:

               As a result of the acquisition of eMed, the Company's revenues now also include revenue derived from sales of electronic medical imaging system solutions and workstations.

               The Company recognizes revenue from the sale of hardware transactions, solutions and workstations where software is incidental in accordance with Emerging Issues Committee ("EIC") abstract 141 - Revenue Recognition and EIC 142 - Revenue Arrangements with Multiple Deliverables which, in the Company's circumstances, is not materially different from the amounts that would be determined under the provisions of Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as amended by SAB No. 104, which incorporates the provision regarding revenue arrangements with multiple deliverables as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue from solutions and workstations sales is recognized upon shipment to the customer provided that evidence of an arrangement exists, fees are fixed or determinable, title and risk of loss has passed to the customer, collection of the related receivable is probable, and there are no customer acceptance provisions. The majority of these arrangements also contain installation services. The Company has determined that the elements of its arrangements can be accounted for as separate units of accounting based on the following factors:

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

               o Delivered element or product does have stand-alone value to the customer, as the Company does sell its products separately without installation services;

               o The Company has an established price list for installation of its products that are charged consistently; and

               o o The Company's arrangements do not contain a general right of return, and furthermore, the Company has demonstrated through past experience its ability to complete the installation services, which are within the Company's control, without exception.

               For arrangements in which a portion of the solutions and workstations' sales price is not due until customer acceptance, the Company recognizes such portion upon obtaining customer acceptance. In the event uncertainty exists about customer acceptance of product sales such as acceptance criteria or greater than 50% of the sales price is not due until customer acceptance, the entire sales price is deferred until acceptance occurs. Customer payments received in advance of product shipments are recorded as deferred revenue. The Company typically provides a one-year warranty on all system solutions products sold. The Company accrues the estimated costs to be incurred in connection with product warranty upon product shipment.

               Service revenue consists of customer fees from installation, set-up and training; network based comprehensive support, and post-warranty product maintenance. Up-front set-up fees from web-based services are recognized on a straight line basis over the expected period of performance. Revenue from installation and training is recognized as the work is performed and upon customer acceptance. Revenue from support agreements and post-warranty product maintenance contracts is deferred and recognized ratably over the applicable period.

               Shipping and handling fees related to sales transactions for which the Company is reimbursed are classified as revenue and the related charges as cost of revenues.

           (c) Generally Accepted Accounting Principles:

               Effective July 1 2004, the Company adopted CICA Section 1100, Generally Accepted Accounting Principles and CICA Section 1400 General Standards of Financial Statement Presentation, which establish standards for financial reporting and financial statement presentation in accordance with GAAP. The standards define primary sources of GAAP and require that an entity apply every relevant primary source. The adoption of these standards did not have a material impact on the Company's financial statements.

           (d) Hedging relationships:

               Effective July 1, 2004, the Company adopted the CICA Accounting Guideline (AcG) 13, Hedging Relationships. This guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes certain criteria for the application of hedge accounting and the discontinuance of hedge accounting. EIC 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments, requires that any derivative financial instrument not designated as an AcG 13 compliant hedge relationship be measured at fair value with changes in fair value recorded in current income. The Company

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

               did not enter into any hedging contracts during the three and nine months period ended March 31, 2005.

           (e) Consolidation of Variable Interest Entities:

               Effective January 1, 2005, the Company adopted CICA Accounting Guideline (AcG) 15, Consolidation of Variable Interest Entities, which provides guidance for determining when an enterprise includes the assets, liabilities, and results of activities of entities that are subject to control on a basis other than ownership of voting interest (a "variable interest entity"). The adoption of this guideline had no material impact on the Company's financial position, results of operations, or cash flows.

2. Acquisition:

   On October 8, 2004, the Company acquired all of the issued and outstanding shares of eMed Technologies Corporation ("eMed"), a privately-held provider of Picture Archiving and Communications Systems (PACS) and web-based medical imaging radiology solutions based in Burlington, Massachusetts (the "Acquisition").

   The purchase consideration paid in cash for the Acquisition, together with the transaction costs, was $61,599 (US$49,202). The Company financed the Acquisition partly from its own cash reserves, partly from its new term credit facility with the Royal Bank of Canada ("RBC") and the remainder of the consideration was financed from cash on the balance sheet of eMed on the closing of the Acquisition, as described below:

=======================================================================================================

                                                               Cdn$                        US$
-------------------------------------------------------------------------------------------------------

       Cash on hand                                       $   17,970                 $    14,356
       Acquired cash of eMed                                  24,848                      19,846
       Acquisition borrowing facility                         18,781                      15,000
-------------------------------------------------------------------------------------------------------
                                                          $   61,599                 $    49,202
=======================================================================================================

   The acquisition is accounted for using the purchase method of accounting in accordance with the recommendations of Section 1581, Business Combinations of the CICA Handbook and the resultant goodwill and other intangible assets are accounted for prospectively in accordance with the recommendations of
   Section 3062, Goodwill and Other Intangible Assets of the CICA Handbook.

   In the preparation of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired, including intangible assets, any future tax impact and liabilities assumed based on management's best estimates and taking into account all relevant information available at the time these statements were prepared. The Company engaged an independent valuator to assist management in identifying and assessing the fair value of the various assets and liabilities acquired. The independent valuator has issued a report which forms the basis for the values assigned set out below. Management is in the process of finalizing the allocation of purchase consideration including future tax impact, if any. To the extent the finalization of these fair value results in changes to amounts set out in these consolidated financial statements, the amount assigned to goodwill will be adjusted by an equal and offsetting amount.

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

   During the three months ended March 31, 2005, the Company identified additional expenses of $249 relating to transactional costs. As a result, the preliminary purchase consideration increased by $249 and amount assigned to goodwill increased by $249.


   The purchase price allocation of the fair value of net assets acquired is detailed as follows:

   ================================================================================================================

                                                                             Cdn$                       US$
   ----------------------------------------------------------------------------------------------------------------

   Cash and cash equivalents                                          $     24,848                 $    19,846
   Accounts receivable                                                       4,172                       3,332
   Inventory                                                                 1,315                       1,050
   Prepaid expenses and other assets                                           849                         678
   Capital assets                                                              347                         276
   Goodwill                                                                 25,449                      20,330
   Intangible assets:
         Purchased technology                                                3,130                       2,500
         Brand name and trademarks                                           1,377                       1,100
         Order backlog                                                       2,634                       2,104
         Customer contracts and customer base                                6,010                       4,800
   Deferred revenue                                                         (3,989)                     (3,186)
   Liabilities                                                              (4,543)                     (3,628)
   ----------------------------------------------------------------------------------------------------------------
                                                                      $     61,599                 $    49,202
   ================================================================================================================

   The purchased technology, brand name and trademarks and customer contracts and customer base are being amortized on a straight-line basis over their useful lives which are estimated as follows; purchased technology over 5 years, brand name and trademarks over 5 years and customer contracts and customer base over 6 years. The order backlog asset will be amortized as the orders are fulfilled, which is expected to be 2 years. The amortization of purchased technology is included in direct costs as follows: $154 and $293 for the three and nine month periods ended March 31, 2005, respectively.


3. Long-term investments:


   Long-term investments represent shares held in private companies which the Company does not control or have significant influence over and are accounted for at cost.

4. Goodwill:

   =====================================================================================================

   -----------------------------------------------------------------------------------------------------
   Balance, October 8, 2004                                                      $      34,253
   Adjustment to purchase price  allocation  for  additional  transaction
   costs incurred                                                                          249
   Foreign exchange translation impact                                                    (820)
   -----------------------------------------------------------------------------------------------------
   Balance, March 31, 2005                                                       $      33,682
   =====================================================================================================

5. Bank indebtedness:

   During October 2004, the operating line of $14,000 and the general security agreement with the National Bank of Canada were cancelled and the Company entered into a $29,750 credit facility with the Royal Bank

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

   of Canada ("RBC") bearing interest at prime plus an applicable margin depending upon certain financial ratios. Under the new credit facility, RBC provided a term facility of up to $22,500 to allow the Company to finance part of the acquisition of eMed (note 2). Following the acquisition of eMed, the remaining unused portion of this acquisition facility was cancelled. The credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to $7,250 for purposes of financing the Company's general operating requirements, and facilitating foreign exchange transactions. The credit facility is secured by a general security agreement granting a first security interest in all of the Company's present and after acquired property to RBC. The borrowings under the facility are repayable by quarterly payments based on various financial milestones and conditions. During the three and nine months ended March 31, 2005, the Company made repayments of $5,125 and $5,485, respectively. The credit facility requires that the Company satisfy certain financial, reporting and other covenants, including the maintenance of certain financial ratios. The Company is in compliance with all such covenants at March 31, 2005. Under the terms of the credit facility, the Company is required to obtain RBC's written consent prior to completing the proposed merger with Merge eFilm (note 11). The Company expects that it would either obtain RBC's consent or repay all bank indebtedness prior to the formal completion of the merger.

6. Discontinued operations:

   The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

   ================================================================================================================
   Balance Sheet                                                 March 31, 2005                   June 30, 2004
   ----------------------------------------------------------------------------------------------------------------

   Current liabilities                                             $          -                    $       986
   ----------------------------------------------------------------------------------------------------------------
   Net liabilities of discontinued operations                      $          -                    $       986
   ================================================================================================================

   The Company was obligated to pay US$1,500 over 18 months commencing April 2002 and ending in September 2004, and to provide US$1,500 in software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004 in settlement of discontinued operations liabilities. The cash liability of US$1,500 was fully paid. During the nine months ended March 31, 2005, the Company provided services and software licenses of $823 in complete settlement of the remaining non-cash liabilities (services and licenses provided during nine months ended March 31, 2004 - $361).

   =================================================================================================================
                                                                  Three Months Ended          Nine Months Ended
                                                                       March 31                   March 31
                                                              ------------------------------------------------------
   Statement of Operations                                       2005          2004           2005         2004
   -----------------------------------------------------------------------------------------------------------------

   Revenue                                                    $       -    $       -      $        -    $       -

   Income from operations                                             -            -               -            -
   Gain on disposition of discontinued operations                     -            -              35            -
   Gain from discontinued operations                          $       -    $       -      $       35    $       -
   =================================================================================================================

   Earnings per share from discontinued operations:
        Basic                                                 $       -    $       -      $       -     $       -
        Diluted                                               $       -    $       -      $       -     $       -
   =================================================================================================================

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

   ----------------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended         Nine Months Ended
                                                                       March 31                   March 31
                                                             ------------------------------------------------------
   Statement of Cash Flows                                       2005          2004           2005         2004
   ----------------------------------------------------------------------------------------------------------------

   Operating activities                                       $     -       $     9        $   (35)     $  (374)
   Financing activities                                             -             -              -            -
   Investing activities                                             -             -              -            -

   ----------------------------------------------------------------------------------------------------------------
   Cash used in discontinued options                          $     -       $     9        $   (35)     $  (374)
   ----------------------------------------------------------------------------------------------------------------

7. Segmented information and major customers:

   The Company is a leading independent provider of medical technologies used worldwide by key medical device manufacturers, healthcare information technology companies, hospitals, imaging centres, and medical clinics. The Company's products include 2D and 3D medical imaging software applications, components, platforms, imaging system solutions and workstations and custom engineering services. The Company serves one industry segment, medical imaging and related information solutions.

   All of the Company's revenues are exported as follows:

   ================================================================================================================
                                                                  Three Months Ended         Nine Months Ended
                                                                       March 31                   March 31
                                                             ------------------------------------------------------
   Statement of Cash Flows                                       2005          2004           2005         2004
   ----------------------------------------------------------------------------------------------------------------

   United States                                              $15,526       $ 2,098        $37,342      $11,965
   Asia                                                         8,452         4,155         19,847       10,802
   Europe                                                         417         7,197          2,520       12,934
   ----------------------------------------------------------------------------------------------------------------
                                                              $24,395       $13,450        $59,709      $35,701
   ================================================================================================================

   The following are product and service revenues of the Company:

   ================================================================================================================
                                                                  Three Months Ended         Nine Months Ended
                                                                       March 31                   March 31
                                                             ------------------------------------------------------
   Statement of Cash Flows                                       2005          2004           2005         2004
   ----------------------------------------------------------------------------------------------------------------

   Software licenses                                          $13,194       $ 9,675        $32,344      $23,017
   Engineering services                                         2,079         2,927          8,561        8,858
   Solutions and workstations                                   5,322             -         11,343            -
   Support services and other                                   3,800           848          7,461        3,826
   ----------------------------------------------------------------------------------------------------------------
                                                              $24,395       $13,450        $59,709      $35,701
   ================================================================================================================

   All of the capital assets of continuing operations are substantially located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

   ====================================================================================================================
                                                                      Three Months Ended         Nine Months Ended
                                                                           March 31                   March 31
                                                                 ------------------------------------------------------
       Statement of Cash Flows                                       2005          2004           2005         2004
       ----------------------------------------------------------------------------------------------------------------

       Customer A                                                     14%           11%            11%          16%
       Customer B                                                       -            1%              -          13%
       Customer C                                                     14%            4%             6%           2%
       Customer D                                                      3%            6%             2%          20%
       Customer E                                                       -           49%              -          18%
       Customer F                                                     12%             -            19%            -
   ====================================================================================================================

   At March 31, 2005, three customers accounted for 18%, 17% and 11%, respectively of trade accounts receivable (June 30, 2004 - three customers at 19%, 13% and 12%, respectively).

8. Stock-based compensation:

   The Company issues stock options under the terms of its Stock Option Plan (the "Plan"). At the Annual and Special Meeting held in Toronto on October 18, 2004, the shareholders of the Company provided approval to amend the Plan to increase the maximum number of stock options which may be issued under the Plan from 4,200,000 options to 5,700,000 options.

   During the fourth quarter of fiscal 2004, as permitted under the transitional provisions of the amended CICA Section 3870, the Company prospectively adopted the fair value method of accounting for all employee stock based awards granted on or after July 1, 2003. This resulted in stock based compensation expense of $330 during the current quarter and $574 for the nine month period ended March 31, 2005 and recorded in the statement of operations as follows: Three month period ended March 31, 2005: cost of sales - $38, research and development - $59, sales and marketing $69, and general and administrative - $164 Nine month period ended March 31, 2005: cost of sales - $75, research and development - $129, sales and marketing - $133 general and administrative - $237.

   For the options granted during the year ended June 30, 2004, for which no charge has been recorded, the Company is required to provide pro-forma disclosure of the net income and earnings per share, as if the fair value-based method, as opposed to the intrinsic value based method of accounting for employee stock options, had been applied. The disclosures in the following table show the Company's net income and earnings per share on a pro-forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model.

   ================================================================================================================
                                                                  Three Months Ended         Nine Months Ended
                                                                       March 31                   March 31
                                                             ------------------------------------------------------
   Statement of Cash Flows                                       2005          2004           2005         2004
   ----------------------------------------------------------------------------------------------------------------

   Net income - as reported                                   $ 6,213       $ 5,128        $14,330      $10,706
   Estimated stock-based compensation costs                       (77)         (149)          (230)        (375)
   ----------------------------------------------------------------------------------------------------------------
   Net income - pro-forma                                     $ 6,136       $ 4,979        $14,100      $10,331
   ================================================================================================================

   Pro-forma earnings per share:
       Basic                                                  $  0.19       $  0.19        $  0.45      $  0.42
       Diluted                                                $  0.18       $  0.17        $  0.42      $  0.37

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

   The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:

   ================================================================================================================
                                                                  Three Months Ended         Nine Months Ended
                                                                       March 31                   March 31
                                                             ------------------------------------------------------
   Statement of Cash Flows                                       2005          2004           2005         2004
   ----------------------------------------------------------------------------------------------------------------

   Number of options issued                                    39,500        15,000        969,500      405,000
   Weighted average grant date value of each option           $  6.77       $  5.09        $  4.87      $  2.55

   Assumptions:
        Risk free interest rates                                  4.0%          4.0%           4.0%         4.0%
        Expected life in years                                    5.0           5.0            5.0          5.0
        Expected dividend yield                                     -             -              -            -
        Volatility                                                 50%           95%            50%          95%
   ================================================================================================================

9. Other charges:

   ================================================================================================================
                                                                  Three Months Ended         Nine Months Ended
                                                                       March 31                   March 31
                                                             ------------------------------------------------------
   Statement of Cash Flows                                       2005          2004           2005         2004
   ----------------------------------------------------------------------------------------------------------------
   Operating leases                                           $    27       $    69        $   101      $   360
   Bad debt expense                                                45            45            388          464
   Foreign exchange loss (gain)                                   193           (25)         1,412          463
   Recovery of employee loans                                       -           (78)             -       (1,080)
   Merger expenses (note 11)                                    1,144             -          1,144            -
   Other expense (income)                                         (89)           11           (163)          33
   ----------------------------------------------------------------------------------------------------------------
                                                              $ 1,320       $    22        $ 2,882      $   240
   ================================================================================================================

10. Earnings per share:

    The weighted average number of common shares outstanding is as follows:

   ================================================================================================================
                                                                  Three Months Ended         Nine Months Ended
                                                                       March 31                   March 31
                                                             ------------------------------------------------------
   Statement of Cash Flows                                       2005          2004           2005         2004
   ----------------------------------------------------------------------------------------------------------------
   Weighted average number of common shares
   outstanding, for basic earnings per share                  31,680,694    26,007,932     31,519,494   24,723,842

   Shares held as security on share purchase loans               165,834       165,834        165,834      165,834

   Incremental shares from assumed conversion of
   employee stock options                                      1,955,233     2,143,760      1,791,982    2,705,952

   Incremental shares from assumed conversion of share
   purchase warrants                                                   -       298,164              -      585,157

   Dilutive effect of convertible debentures                           -       133,403              -      866,363
   ----------------------------------------------------------------------------------------------------------------
   Weighted average number of common shares
   outstanding, for diluted earnings per share                33,801,761    28,749,093     33,477,310   28,047,148
   ================================================================================================================

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Three months and nine months ended March 31, 2005 and March 31, 2004
________________________________________________________________________________

    Options to purchase 37,500 and 312,500 common shares were excluded from the calculation of diluted earnings per share for the three months and nine months period ended March 31, 2005, respectively (three months and nine months ended March 31, 2004 - 363,900, and 475,425, respectively) because the options exercise price was greater than the average market price of the Company's common shares and, therefore, the effect would be anti-dilutive.

11. Merger Transaction:

    On January 17 2005, the Company entered into a definitive agreement to merge in an all-stock transaction with Merge Technologies Incorporated ("Merge eFilm), a leading global healthcare software and services company. In connection with the merger transaction, Merge eFilm will issue either
    0.587 Merge eFilm common shares, or 0.587 shares of a newly created class of Canadian exchangeable shares for each Cedara common share. The transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions. The special meeting of the shareholders of the Company to consider the transaction with Merge eFilm is scheduled for May 24, 2005.

    Merger related costs incurred by the Company have been expensed as incurred.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 5, 2005

                                                CEDARA SOFTWARE CORP.


                                                By: /s/ BRIAN PEDLAR
                                                   -----------------------------
                                                    Brian Pedlar
                                                    Chief Financial Officer